July 23, 2013

Mr. Robert F. Telewicz Jr.

Senior Staff Accountant
United States Securities and Exchange Commission

Division of Corporation Finance

100F Street, N.E.

Washington, DC 20549

Re:	Comment Letter Dated July 10, 2013

Penn National Gaming, Inc.

Form 10-K for the year ended December 31, 2012

Filed on February 22, 2013

File No. 000-24206

Dear Mr. Telewicz:

We have received and reviewed the referenced comment letter.  We appreciate your efforts to assist our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.

Our responses to the Staff’s comments are contained below and keyed to the numbered comments in the comment letter.

In the following responses, except where indicated otherwise, the terms “we”, “our”, “Company” and “Penn” shall mean Penn National Gaming, Inc. and its consolidated subsidiaries.  In providing our response to your comments, we acknowledge:

•                  we are responsible for the adequacy and accuracy of the disclosure in our filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•                  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Responses to Comments

Form 10-K: For the Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition, page 35

Critical Accounting Policies, page 43

Goodwill and other intangible assets, page 44

Comment No 1:

We note your disclosure that adjusted EBITDA is the primary measure of operating performance for your properties.  We further note your use of this measure in your earnings release.  Please tell us if you consider this measure a key performance indicator.  To the extent this measure is considered to be a key performance measure, in future filings please include the measure as well as the required disclosure in accordance with Item 10(e) of Regulation S-K within your Management’s Discussion and Analysis.  Please include an example of any future disclosure in your response.

Response:

Adjusted EBITDA is a widely used measure of performance in the gaming industry and management uses adjusted EBITDA as the primary measure of the operating performance of its segments, including the evaluation of operating personnel.  We also believe it is the principal metric utilized in the valuation of gaming companies and the Company utilizes this metric in the valuation of its reporting units in its goodwill and indefinite life asset impairment testing.  Therefore, we do believe this measure is considered to be a key performance measure and in future filings we will include the measure with the appropriate reconciliations required by Item 10(e) of Regulation S-K within our Management’s Discussion and Analysis.  The discussion below presents our proposed disclosure that we would have included within our 2012 Form 10-K.

Adjusted EBITDA

Adjusted EBITDA is used by management as the primary measure of the Company’s operating performance.  We define adjusted EBITDA as earnings before interest, taxes, stock compensation, impairment charges, insurance recoveries and deductible charges, depreciation and amortization, gain or loss on disposal of assets, and other income or expenses, and inclusive of gain or loss from unconsolidated affiliates.  Adjusted EBITDA is not a measure of performance or liquidity calculated in accordance with GAAP.  Adjusted EBITDA information is presented as a supplemental disclosure, as management believes that it is a widely used measure of performance in the gaming industry.  In addition, management uses adjusted EBITDA as the primary measure of the operating performance of its segments, including the evaluation of operating personnel.  Adjusted EBITDA should not be construed as an alternative to operating income, as an indicator of the Company’s operating performance, as an alternative to cash flows from operating activities, as a measure of liquidity, or as any other measure of performance determined in accordance with GAAP.  The Company has significant uses of cash flows, including capital expenditures, interest payments, taxes and debt principal repayments, which are not reflected in adjusted EBITDA.  It should also be noted that other gaming companies that report adjusted

EBITDA information may calculate adjusted EBITDA in a different manner than the Company and therefore, comparability may be limited.  Adjusted EBITDA is presented as a supplemental disclosure, because management believes that it is a principal basis for the valuation of gaming companies, and that it is considered by many to be a better indicator of the Company’s operating results than diluted net income (loss) per GAAP.  A reconciliation of the Company’s adjusted EBITDA to income from operations and net income (loss) per GAAP, is included below.

A reconciliation of each segment’s adjusted EBITDA to income (loss) from operations is also included below.  On a segment level, adjusted EBITDA is reconciled to income (loss) from operations per GAAP, rather than net income (loss) per GAAP due to, among other things, the impracticability of allocating interest expense, interest income, income taxes and certain other items to the Company’s segments on a segment by segment basis.  Management believes that this presentation is more meaningful to investors in evaluating the performance of the Company’s segments and is consistent with the reporting of other gaming companies.

	Twelve Months Ended
	December 31,
	2012	2011	2010

Net income (loss)	$211,971	$242,351	$(59,467)
Less: Net loss attributable to noncontrolling interests	—	—	(2,193)
Net income (loss) including noncontrolling interests	211,971	242,351	(61,660)
Taxes on income	152,555	146,881	66,178
Other	1,375	734	(6,421)
Loss on early extinguishment of debt	—	17,838	519
(Gain) loss from unconsolidated affiliates	(3,804)	(7,364)	25,974
Interest income	(948)	(423)	(1,579)
Interest expense	81,440	99,564	130,215
Income from operations	$442,589	$499,581	$153,226
(Gain) loss on disposal of assets	(1,690)	340	3,104
Insurance recoveries, net of deductible charges	(7,229)	(13,257)	(7,523)
Impairment losses	—	—	224,709
Charge for stock compensation	28,609	24,732	25,954
Depreciation and amortization	245,348	211,476	212,387
Gain (loss) from unconsolidated affiliates	3,804	7,364	(25,974)
Adjusted EBITDA	$711,431	$730,236	$585,883

For the year ended December 31, 2012

	Midwest	East/West	Southern Plains	Other	Total
Income (loss) from operations	$206,462	$291,627	$132,153	$(187,653)	$442,589
Charge for stock compensation	—	—	—	28,609	28,609
Insurance recoveries, net of deductible charges	—	—	(7,229)	—	(7,229)
Depreciation and amortization	92,689	88,688	49,408	14,563	245,348
Gain on disposal of assets	(478)	(1,147)	(63)	(2)	(1,690)
Gain (loss) from unconsolidated affiliates	—	—	5,210	(1,406)	3,804
Adjusted EBITDA	$298,673	$379,168	$179,479	$(145,889)	$711,431

For the year ended December 31, 2011

	Midwest	East/West	Southern Plains	Other	Total
Income (loss) from operations	$211,356	$263,423	$137,580	$(112,778)	$499,581
Charge for stock compensation	—	—	—	24,732	24,732
Insurance recoveries, net of deductible charges	(18,535)	—	5,278	—	(13,257)
Depreciation and amortization	62,844	85,723	53,764	9,145	211,476
(Gain) loss on disposal of assets	(17)	54	248	55	340
(Loss) gain from unconsolidated affiliates	—	—	(4,834)	12,198	7,364
Adjusted EBITDA	$255,648	$349,200	$192,036	$(66,648)	$730,236

For the year ended December 31, 2010

	Midwest	East/West	Southern Plains	Other	Total
Income (loss) from operations	$(39,514)	$181,175	$125,318	$(113,753)	$153,226
Charge for stock compensation	—	—	—	25,954	25,954
Impairment losses	220,236	—	—	4,473	224,709
Insurance recoveries, net of deductible charges	(7,523)	—	—	—	(7,523)
Depreciation and amortization	64,402	79,244	59,777	8,964	212,387
Loss on disposal of assets	688	151	1,904	361	3,104
Loss from unconsolidated affiliates	—	—	(2,242)	(23,732)	(25,974)
Adjusted EBITDA	$238,289	$260,570	$184,757	$(97,733)	$585,883

Comment No 2:

Please tell us how you concluded that the fair market value of the Argosy Casino Sioux City reporting unit should be partially based on the expectation of future cash flows associated with obtaining the license to operate the Woodbury County Casino.  Additionally, tell us facts and circumstances surrounding your conclusion that one of your two proposals presented to the IRGC to operate the Woodbury County Casino had a strong chance of being selected.

Response:

The cash flows associated with our Sioux City reporting unit are based, among other things, on the ability of the Company to maintain its gaming license.  Since the IRGC announced it would put the Sioux City gaming license out for bid on June 7, 2012, the Company had to estimate the probability of successfully retaining this gaming license in its impairment analysis versus the probability of losing the bid and discontinuing operation of our existing facility following the opening of a new facility.  Our impairment analysis factored in both of these scenarios.  In addition, the Company filed certain legal actions challenging the decision made by the IRGC to revoke the Company’s license and put a new Sioux City gaming license out to bid, claiming such action violates state law and the Company’s due process rights.

We believed we had a strong chance of being selected for the new land based casino facility based on 1) our long standing track record of operating a successful gaming operation in the Sioux City regional gaming market as well as various other regional gaming markets throughout the United States, 2) our two proposals had the highest development budgets of the four proposals received by the IRGC, and 3) the two competing proposals were subject to financing contingencies for the project, including receipt of public grants, tax abatements or other support, whereas our project requested no concessions and could have been fully funded from the amounts available under our revolving credit facility and/or funds from operations.  The gaming industry has had numerous instances of casino projects being abandoned or halted based on the inability to secure financing.  Additionally, we are not aware of any instance in the history of gaming in the United States where a license was arbitrarily revoked and put out for bid when the financial stability or suitability of the licensee was not at issue.

On April 18, 2013, the IRGC announced that another applicant was selected for the development of a land based casino in Sioux City, Iowa.  The IRGC indicated that it intends to permit the Company to continue operations at its Sioux City facility until such time as the new casino opens to the public, but not beyond.  The Company, which already has several legal actions pending that relate to this issue, is currently reviewing all of its options and will maintain an open dialogue with the IRGC, Sioux City officials and its employees regarding the IRGC’s decision.  The Company is challenging both the award of a license to another company and the announced intent to close our casino once the new project opens.  However, in light of this decision, the Company recorded a $71.8 million goodwill and other intangible asset impairment charge in its results for the second quarter which was within the range that we disclosed in a Form 8-K on April 23, 2013, as well as in a subsequent event footnote in our first quarter Form 10-Q.

Impairment Losses, Page 56

Comment No 3:

We note your disclosure that goodwill impairment charges were taken in 2010 as a result of decreased earnings projections resulting from an anticipated increase in competition from the scheduled opening of a casino in the second half of 2011 in Des Plaines, Illinois.  Similarly, we note your disclosure on pages 39-42 that the opening of certain casinos in 2012 and the anticipated openings of new racinos in 2014 will or are expected to have an adverse impact on Hollywood Casino Lawrenceburg, Hollywood Casino Columbus, Hollywood Casino at Charles Town Races, Hollywood Casino Perryville, Hollywood Casino Bangor, Argosy Riverside, and Hollywood Casino Baton Rouge.  Please provide additional details relating to the facts and circumstances that lead to your conclusion that no impairment charges were necessary for the long-lived assets, goodwill and other intangible assets associated with these casinos.

Response:

The Company prepares long term forecasts for each of its reporting units on an annual basis or more frequently if a significant event occurs (for example, the legalization or expansion of gaming that would negatively impact one of our properties). These forecasts take into consideration the anticipated impact of new competition on our reporting units and we utilize these updated projections in our annual impairment testing in the fourth quarter of each year or more frequently if impairment indicators are noted during an interim reporting period.  Therefore, although several of our properties have been or will be subject to additional competitive threats that we anticipate will negatively impact their results, the Company previously forecasted the impact of this additional competition and incorporated these projections in its fourth quarter 2012 impairment testing related to goodwill, intangible assets, and property and equipment.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 67

Comment No 4:

Please amend your filing to include an audit report that makes reference to all of the financial statements covered.  Specifically, we note no reference has been made to the included consolidated statements of comprehensive income in the audit opinion.

Response:

Our audit firm has delivered to us the correct audit opinion noting all appropriate financial statements.  We are in the process of correcting the typographical error in our Form 10-K.

Consolidated Statements of Cash Flows, page 72

Comment No 5:

In future filings, please revise your presentation to separately present new project development costs and recurring/redevelopment project costs.

Response:

In future filings we will present new project development costs and recurring/redevelopment project costs separately on our statement of cash flows.

Notes to Consolidated Financial Statements

Comment No 6:

Please tell us how you have applied the guidance in ASC Topic 805-10-50-2(h) as it relates to your property acquisitions.

Response:

We determined that our acquisition of the Harrah’s St. Louis casino was not a material business acquisition to our investors that would require all of the disclosures as outlined in ASC 805-10-50-2.  The acquisition was completed on November 2, 2012 and contributed approximately 1% to the Company’s consolidated revenue and EBITDA in 2012.  This impact was not deemed significant to the contribution of 2012 revenue or earnings.  In determining the significance of this acquisition on Penn’s proforma earnings, we noted the St. Louis acquisition represented approximately 7% of our proforma consolidated revenue and adjusted EBITDA.  Based on these metrics and the fact that Penn intends to manage this property differently from Harrah’s going forward, we had concluded that this acquisition was not material to our investors to require all of the disclosures under ASC 805-10-50-2.

DEF 14A filed on April 30, 2013

General

Comment No 7:

In future Exchange Act reports, please revise the say-on-pay proposal, including the proxy card, to comply with the guidance provided by Exchange Act Rules Compliance and Disclosure Interpretation Question 169.07.

Response:

In future Exchange Act reports, we will revise the say-on-pay proposal, including the proxy card, to comply with the guidance provided by Exchange Act Rules Compliance and Disclosure Interpretation Question 169.07.

Please do not hesitate to call me at 610-378-8232 or Desiree Burke at 610-401-2903 if you have any questions or comments.

Sincerely,

Penn National Gaming, Inc.

By:

/s/ William J. Clifford

William J. Clifford

Senior Vice President and Chief Financial Officer